Daniel T. Kajunski | 617 348 1715 | dkajunski@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

May 4, 2007
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kristin Lochhead

Re:	Arbios Systems, Inc. Item 4.02 Form 8-K Filed April 23, 2007 File No. 000-32603
Ladies and Gentlemen:

On behalf of our client Arbios Systems, Inc. (the “Company”), we have set forth below the Company’s responses to the Securities and Exchange Commission’s (the “SEC”) comments to the Company’s Current Report on Form 8-K filed with the SEC on April 23, 2007 (the “Form 8-K”) given by letter (the “Comment Letter”) dated April 27, 2007 from Kristin Lochhead, Staff Accountant. The responses are numbered to correspond to the comments set forth in the Comment Letter, which, for convenience have been incorporated into the response letter. We will deliver one courtesy copy of this response letter to Kristin Lochhead.

Form 8-K dated April 17, 2007 (filed on April 23, 2007)

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report

1.	Comment: Please tell us whether you intend to file restated financial statements. If so, tell us how, and when, you will do so.

Response: The Company adjusted its books and records for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 during the preparation of the Company’s financial statements for the year ended December 31, 2006. As a result, the Company’s financial statements for the year ended December 31, 2006, as filed in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006 (the “Annual Report”), properly reflect the financial results of the Company after giving effect to the restatement of the Company’s financial statements for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006. The Company also disclosed the effect of the restatements for each quarter in the Annual Report and the Form 8-K. In addition, the Company will file restated financial statements for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 in the corresponding periodic reports it files during 2007, i.e., when the Company is next required to file the financial statements for each of the first three quarters of 2006.  For example, the Company will file its restated financial statements for the quarter ended March 31, 2006, appropriately identified as restated, and include appropriate disclosure about the restatement in the notes to such financial statements, in its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007, which the Company expects to file by its May 15, 2007 filing deadline.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
May 4, 2007

2.
Comment: Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Forms 10-Q for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year ended December 31, 2006.

Response: The certifying officers considered the effect of the error on the adequacy of the Company’s disclosure controls and procedures as of the end of each of the periods covered by the Company’s Quarterly Reports on Form 10-QSB for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006 and they believe that the original disclosures regarding the Company’s disclosure controls and procedures set forth in each such report are still appropriate. In addition, the certifying officers considered the effect of the error on the adequacy of the Company’s disclosure controls and procedures as of the year ended December 31, 2006 and, as disclosed in the Annual Report, they determined that the Company’s disclosure controls and procedures were effective as of December 31, 2006. As a result of their review procedures, management determined the need for, and has developed with the assistance of an independent third-party valuation firm, a calculation of the fair value of its derivative instruments which captures in the Company’s financial statements the value of complex derivative instruments in consistent manner. In addition, the Company has determined that it will engage further independent third-party experts, as appropriate, to assist the Company in its review of any complex transactions it may enter in the future.

*     *     *     *     *

As requested, this response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the SEC may have additional comments after reviewing this letter. In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Form 8-K; and

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
May 4, 2007

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact Scott L. Hayashi, Chief Financial Officer of the Company, at (310) 657-4898 or the undersigned at (617) 348-1715 if you should have any questions regarding the foregoing.

Very truly yours,

/s/ Daniel T. Kajunski
Daniel T. Kajunski

cc:	Securities and Exchange Commission
Kristin Lochhead

Arbios Systems, Inc.
Walter C. Ogier, Chief Executive Officer
Scott L. Hayashi, Chief Financial Officer
Jack Stover, Chairman of the Audit Committee

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
William T. Whelan, Esq.
Evan M. Bienstock, Esq.

Stonefield Josephson, Inc.
Samuel Wild, Partner